EXHIBIT 99.1
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[PUBLICIS GROUPE S.A. LOGO]


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PRESS RELEASE
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                             EXPIRATION OF THE CVRS



PARIS, MARCH 11, 2002 - THE CONTINGENT VALUE RIGHTS (CVRS) (Euronext Paris:
51059) that were issued in September 2000 in connection with the exchange of Saatchi & Saatchi shares for Publicis Groupe SA shares, EXPIRED THURSDAY MARCH 7, 2002.

In 2000 the reference value was set at (euro)43.20. The average value of the Publicis Groupe SA share during the 10 trading days preceding the day of the maturity of the CVRs is (euro)30.93. The difference being (euro)12.37, THE AMOUNT OF REDEMPTION WILL BE (EURO)4.32 PER CVR (10% of the reference value set during the issue).

The CVRs will be directly redeemed by Euroclear France via the financial intermediaries who should credit CVR holders by May 6, 2002 at the latest. The CVRs will be then cancelled.



EUROCLEAR FRANCE
Departement des Operations
119 rue Reaumur
75081 Paris Cedex 02
France
Phone: +33 1 5534 5534
collecteactions@euroclearfrance.com


Investor Relations :
-------------------
Pierre Benaich    +33 1 4443 6500



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